FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding occurrence of a fire incident at a subsidiary of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on March 16, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

ANNOUNCEMENT

In the afternoon on 13 March 2015, due to mechanical failure, No.2 generation unit (165 MW) of Huaneng Beijing Co-generation Limited Liability Company (“Beijing Co-generation”), a subsidiary of Huaneng Power International, Inc. (the “Company”) caught fire and ignited flammable materials. Following the incident, Beijing Co-generation took immediate emergency measures, quickly organized personnel to evacuate from the scene, and began rescue efforts. The four generation units at Beijing Co-generation were suspended operation after the incident and the fire had been extinguished in forty minutes. After clean-up work and due enquiries with personnel at the scene on that day, it was confirmed that there was no casualties. The suspension of the generation units had not caused any impact on the supply of electricity and heat to the area.

The Company and Beijing Co-generation regarded the incident as highly important and immediately organized rescue, clean-up work and dealt with the aftermath in full force. Currently, No.2 generation unit of Beijing Co-generation is being organized to resume its operation, while the other generation units will successively resume their operation in the near future.

The cause of the incident is still under investigation. The Company will fulfill its obligation of information disclosure timely in accordance with the relevant regulatory requirements and in compliance with the laws.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue (Executive Director) Li Shiqi	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia (Executive Director) Mi Dabin	Zhang Lizi
(Non-executive Director)	(Independent Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
16 March 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     March 16, 2015